                                  UNITED STATES

                        SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                                   SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                 (Amendment No. 2)


                                     GEON CO.
                                 (Name of Issuer)


                           Common Stock, $.10 Par Value
                          (Title of Class of Securities)

                                    37246W105
                                  (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                                Page 1 of 6 Pages

CUSIP No. 37246W105            13G

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Associates L.P.   04-3276558

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
    Not Applicable                                      (b) [ ]

3.  SEC USE ONLY




4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

_______________
               |
  NUMBER OF    |    5.  SOLE VOTING POWER
               |
    SHARES     |        None
               |
 BENEFICIALLY  |    6.  SHARED VOTING POWER
               |
   OWNED BY    |        4,990,125
               |
     EACH      |    7.  SOLE DISPOSITIVE POWER
               |
   REPORTING   |        2,949,825
               |
    PERSON     |    8.  SHARED DISPOSITIVE POWER
               |
     WITH      |        2,040,300
_______________|


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,990,125

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    20.22%

12. TYPE OF REPORTING PERSON*

    IA


                                Page 2 of 6 pages

CUSIP No. 37246W105                      13G

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harris Associates Inc.   04-3276549

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]
    Not Applicable                                      (b) [ ]

3.  SEC USE ONLY




4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

_______________
               |
  NUMBER OF    |    5.  SOLE VOTING POWER
               |
    SHARES     |        None
               |
 BENEFICIALLY  |    6.  SHARED VOTING POWER
               |
   OWNED BY    |        4,990,125
               |
     EACH      |    7.  SOLE DISPOSITIVE POWER
               |
   REPORTING   |        2,949,825
               |
    PERSON     |    8.  SHARED DISPOSITIVE POWER
               |
     WITH      |        2,040,300
_______________|


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,990,125

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    20.22%

12. TYPE OF REPORTING PERSON*

    CO


                                Page 3 of 6 pages

Item 1(a)      Name of Issuer:

                    GEON CO.

Item 1(b)      Address of Issuer's Principal Executive Offices:

                    One Geon Center
                    Avon Lake, Ohio 44012

Item 2(a)      Name of Person Filing:

                    Harris Associates L.P. ("Harris")
                    Harris Associates, Inc.(the "General Partner")

Item 2(b)      Address of Principal Business Office:

                    Both Harris and the General Partner maintain their principal offices at:

                    Two North LaSalle Street, Suite 500
                    Chicago, Illinois 60602-3790

Item 2(c)      Citizenship:

                    Harris is a Delaware limited partnership.
                    The General Partner is a Delaware corporation.

Item 2(d)      Title of Class of Securities:

                    Common Stock, $.10 Par Value (the "Shares")

Item 2(e)      CUSIP Number:

                    37246W105

Item 3         Type of Person:

                    (e)  Harris is an Investment Adviser registered under
                         Section 203 of the Investment Advisers Act of
                         1940.

                         The General Partner is the sole general
                         partner of Harris.

Item 4         Ownership (at December 31, 1995):

                    (a) By reason of advisory and other relationships with the persons who own the Shares, Harris may be deemed to be the beneficial owner of the following
                         Shares:

                         4,990,125

                    (b)  Percent of class:
                         (based on 24,680,324 Shares outstanding)

                         20.22%

                    (c)  Number of shares as to which such person has:

                        (i)      sole power to vote or to direct the vote:
                                 Non,

                        (ii)     shared power to vote or to direct the
                                 vote:  4,990,125

                        (iii) sole power to dispose or to direct the disposition of: 2,949,825

                        (iv) shared power to dispose or to direct the disposition of: 2,040,300

                   Harris has been granted the power to vote shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of its business, by either providing information or advice to the persons having such power, or by exercising the power to vote when it determines such action appropriate in connection with matters which are submitted to a security holder's vote.

                    In addition, Harris serves as investment adviser to the Harris Associates Investment Trust (the "Trust") and various of Harris' officers and directors are also officers and trustees of the Trust. Harris does not consider that the Trust is controlled by such persons. The series of the Trust designated The Oakmark Fund beneficially owns 1,999,700 Shares and are included as Shares over which Harris has shared voting and dispositive power and thus as Shares beneficially owned by Harris, because of Harris' power to manage the Trust's investments. In addition, other Harris customers may own Shares which are not included in the aggregate number of Shares reported herein because Harris is not deemed the beneficial owner (as defined in Rule 13d-3) of such Shares.

Item 5        Ownership of Five Percent or Less of a Class:

                   Not applicable

Item 6        Ownership of More than Five Percent on Behalf of Another
              Person:

                    The Common Stock reported herein has been acquired on behalf of a discretionary and advisory client of Harris. Of the, 2,040,300 Shares of Common stock indicated as "shared power to dispose or direct the disposition of:" 1,999,700 are owned by a series
                    of Harris Associates Investment Trust.  Persons other
                    than Harris are entitled to received all dividends from, and proceed from the sale of, the securities reported herein. Harris Associates Investment Trust, as described Item 4, is presently the only party which has an interest relating to more than five percent of the class of such securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
              Company:

                   Not Applicable

Item 8        Identification and Classification of Members of the Group:

                   Not Applicable

Item 9        Notice of Dissolution of Group:

                   Not Applicable

Item 10       Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:   February 9, 1996


                                  Harris Associates, Inc., for itself and, as general partner for Harris Associates L.P.


                                  By:/s/Donald Terao
                                     Donald Terao
                                     Secretary and Treasurer